

2-1250 Waverley Street
Winnipeg, Manitoba, Canada R3T 6C6
Phone: 204-487-7412
Fax: 204-488-9823

MEDICURE ANNOUNCES A DIRECT TO PATIENT ONLINE PHARMACY PROGRAM FOR DISTRIBUTION OF ZYPITAMAG™ (PITAVASTATIN) TABLETS

WINNIPEG, CANADA – (June 25, 2020) Medicure Inc. ("**Medicure**" or the "**Company**") (TSXV:MPH, OTC:MCUJF), a pharmaceutical company, is pleased to announce the launch of a direct to patient online pharmacy program for the distribution of ZYPITAMAG™ in the United States.

This program offers many advantages to Medicure to facilitate an increase in patient access to ZYPITAMAG™ for patients who hold a prescription, which includes direct shipment of the product to a patient's home at no cost, the processing of prior authorizations, and direct to patient refill reminders. Ultimately, marketing and distribution of ZYPITAMAG™ through this program will provide reduced costs to the patient, including no retail pharmacy filling fees, and increase the availability of the product to consumers. It also provides a seamless process for physicians and prescribers, and reduces their workload by processing any prior authorization.

"We are excited to kickoff this online program to increase patient access to ZYPITAMAG™ across the United States and reduce one of the impediments to the growth of the product" commented Medicure's CEO, Dr. Albert D. Friesen. "We look forward to growing the ZYPITAMAG™ brand as part of our portfolio of cardiovascular products."

About Medicure Inc.

Medicure is a pharmaceutical company focused on the development and commercialization of therapies for the U.S. cardiovascular market. The present focus of the Company is the marketing and distribution of AGGRASTAT® (tirofiban hydrochloride) injection, ZYPITAMAG™ (pitavastatin) tablets and the ReDS PRO™ device in the United States, where they are sold through the Company's U.S. subsidiary, Medicure Pharma Inc. For more information on Medicure please visit www.medicure.com. For additional information about ZYPITAMAG™, refer to the full Prescribing Information.

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http://medicure.mediaroom.com/alerts

expressed or implied by such forward-looking statements, and as such, readers are cautioned not to place undue reliance on forward-looking statements. Such risk factors include, among others, the Company's future product revenues, expected future growth in revenues, stage of development, additional capital requirements, risks associated with the completion and timing of clinical trials and obtaining regulatory approval to market the Company's products, the ability to protect its intellectual property, dependence upon collaborative partners, changes in government regulation or regulatory approval processes, and rapid technological change in the industry. Such statements are based on a number of assumptions which may prove to be incorrect, including, but not limited to, assumptions about: general business and economic conditions; the impact of changes in Canadian-US dollar and other foreign exchange rates on the Company's revenues, costs and results; the timing of the receipt of regulatory and governmental approvals for the Company's research and development projects; the availability of financing for the Company's commercial operations and/or research and development projects, or the availability of financing on reasonable terms; results of current and future clinical trials; the uncertainties associated with the acceptance and demand for new products and market competition. The foregoing list of important factors and assumptions is not exhaustive. The Company undertakes no obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of factors, other than as may be required by applicable legislation. Additional discussion regarding the risks and uncertainties relating to the Company and its business can be found in the Company's other filings with the applicable Canadian securities regulatory authorities or the US Securities and Exchange Commission, and in the "Risk Factors" section of its Form 20F for the year ended December 31, 2019.

For more information, please contact:
James Kinley
Chief Financial Officer
Tel. 888-435-2220
Fax 204-488-9823
E-mail: info@medicure.com
www.medicure.com